

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 24, 2007

<u>Via U.S. mail and facsimile</u>

Mr. David O'Neill
President and Chief Executive Officer
Global Electronic Recovery Corp.
6240 West 3rd Street, Suite 432
Los Angeles, California 90036

      RE: Form 10-KSB for the fiscal year ended January 31, 2006
                 Form 10-QSB for the period ended July 31, 2006
                     File No. 0-52161

Dear Mr. O'Neill:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED JANUARY 31, 2006

<u>Item 8A. Controls and Procedures, page 27</u>

1. Please disclose whether there have been any changes in your internal controls over financial reporting that occurred during the most recent quarter rather than subsequent to the date of the most recent evaluation. Refer to Item 308(c) of Regulation S-B. Please revise and include in an amendment to your Form 10-KSB.

Item 13. Exhibits

(31) Section 302 Certification and (32) Section 906 Certification, page 33

2. Please file an amendment to your Form 10-KSB to include certifications that conform to the format provided in Item 601(b)(31) and (32) of Regulation S-B. In doing so, please refile the Form 10-KSB in its entirety.

FORM 10-QSB FOR THE QUARTER ENDED JULY 31, 2006

General

3. General Instruction A(1) to the Form 10-QSB requires you to file a quarterly report within 45 days after the end of each of your first three fiscal quarters. Please file your Form 10-QSB for the quarter ended October 31, 2006.

Item 3. Controls and Procedures, page 19

4. Please confirm to us on a supplemental basis that there were no changes in your internal controls over financial reporting in each of the three quarters ended October 31, 2006. In future quarterly reports, please disclose whether there have been any changes in your internal controls over financial reporting that occurred during the most recent quarter rather than subsequent to the date of the most recent evaluation. Refer to Item 308(c) of Regulation S-B.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. David O'Neill
January 24, 2007
Page 3 of 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief